EXHIBIT (b)(1)

MERCANTILE LINE OF CREDIT

between

TELEFÓNICA MÓVILES ESPAÑA, S.A. Sole Shareholder Company

and

TELEFÓNICA MÓVILES, S.A.

of the amount of

2,000,000,000 Euros

(28th June 2004)

LINE OF CREDIT AGREEMENT BETWEEN TELEFÓNICA MÓVILES ESPAÑA, S.A. SOLE
SHAREHOLDER COMPANY AND TELEFÓNICA MÓVILES, S.A.

Met in Madrid, on 28th June 2004

FOR ONE PARTY

TELEFÓNICA MÓVILES ESPAÑA, Sole Shareholder Company (hereinafter, indistinctly, "MOVILES ESPAÑA” or “Lender”), with T.I.N. A-78.923.125, registered office at Plaza de la Independencia 6, 28001, Madrid, represented at this act by Mr Javier Aguilera Arauzo, holder of T.I.N. 51.610.270-H, and Mr Alfredo Rambla Bel, holder of T.I.N. 382.235-K.

FOR THE OTHER PARTY

TELEFÓNICA MÓVILES, S.A. (hereinafter, indistinctly, “TEM” or the “Borrower”), with T.I.N. A-82.573759, registered office at C/ Goya no. 24, Madrid, represented at this act by Mr Antonio Hornedo Muguiro, holder of T.I.N. 1.395.744-N and Mr Ernesto López Mozo, T.I.N. 51.373.639-B.

WITNESSETH

I.	Whereas, TELEFÓNICA MÓVILES ESPAÑA, S.A. and TEM have agreed that TELEFÓNICA MÓVILES ESPAÑA, S.A. is to grant a line of credit agreement to TEM, by which TELEFÓNICA MÓVILES ESPAÑA, S.A. shall make up to 2,000 million euros available to TEM so that TEM may cover its general financing needs, whether its own, or that of its subsidiaries (hereinafter the “Line of Credit”).

II.	Whereas, the parties appearing, as acting, hereby grant this financing agreement subject to the following:

CLAUSES

ONE. Amount and Object of the Line of Credit.

MÓVILES ESPAÑA, S.A. hereby grants opening of a line of credit for TEM, of the maximum amount of two thousand million euros (2,000,000,000 Euros) in one or several withdrawals (hereinafter the “Line of Credit”).

The object of this Agreement is to provide TEM the necessary liquidity so that company may cover its general financing needs, whether its own or those of its subsidiaries, which shall include, for illustrative, but not limiting purposes, refinancing of the debt TEM has with third parties.

TEM accepts the Line of Credit, undertaking to apply the amount of same exclusively to the object described and to reimburse the sums of the Line of Credit within the terms, manner and conditions agreed in the following Clauses.

TWO. Disposal of the loan. Issue of Promissory Notes.

2.1. Disposal Period and Delivery

The Borrower may dispose of the Line of Credit from 30th June 2004 until 30th June 2005 (hereinafter the “Disposal Period”), in one or several instalments, to which end it must serve, for each Disposal, a written notice to MÓVILES ESPAÑA, S.A., at least 3 working days prior to same, using the form attached as Addendum I (hereinafter the “Disposal Application”), in which it shall detail: a) the date of disposal, b) the amount (with a minimum amount of 100,000 Euros) and c) payment instructions.

Notwithstanding what is set forth in the preceding paragraph, the Parties hereby agreed that TEM shall make the first disposal of the Line of Credit for the amount of 240,000,000 Euros (two hundred and forty million euros) on 30th June 2004, to which end TEM has notified MÓVILES ESPAÑA, S.A. of its payment instructions.

MÓVILES ESPAÑA, S.A. shall deliver TEM the sum it has requested on the date of disposal, according to the instructions in the Disposal Application, as long as this is submitted during the Disposal Period.

Payment of the funds requested into the account mentioned in the Disposal Application shall be equivalent to receipt of these by TEM.

2.2. Unification of the Disposals

At the end of the Disposal Period, all the Disposals made shall be joined in a sole Disposal.

THREE. Term, Amortization and Cancellation

3.1. Term

This Agreement shall have a term of 7 years from the date of opening the Line of Credit, that is, until 30th June 2011, except in the case of early cancellation, or in the case of it being a non-working day, in which case the maturity shall be on the following working day (hereinafter “Date of Final Maturity”), on which TEM must pay MÓVILES ESPAÑA, S.A. all the sums owed on that date for principal, interest or any other item related to the Line of Credit.

3.2. Working days

For the purposes of this Agreement, all the days on which the Banks are open and perform transactions normally in Madrid, with the exception of Saturdays, shall be considered working days.

Any period or term of time that, according to this Agreement, must commence or conclude on a day found to be a non-working day shall be understood to commence or conclude on the following day that is a working day.

3.3. Ordinary amortization

TEM must amortize the principal of the Line of Credit on the Date of Final Maturity

3.4. Early amortization

TEM may perform early amortization of all or any part of the Line of Credit, without any penalty or benefit whatsoever, by notifying MÓVILES ESPAÑA, S.A. to that end at least six working days in advance.

In the event of early amortization taking place within the Disposal Period, TEM may again dispose of the sum amortized early, as long as that further disposal is performed before the end of the Disposal Period.

3.5. Cancellation

On the Date of Final Maturity, the sum of same that is not amortized or cancelled up to that moment shall be cancelled.

FOUR. Interest

4.1. Interest Rate

The sum pending reimbursement on the Line of Credit shall accrue interest just as established in section 4.2 below. The applicable Interest Rate shall be the equivalent rate to EURIBOR plus the Applicable Margin.

4.1.1. The Applicable Margin shall be 58 basic points.

4.1.2. “EURIBOR”

“EURIBOR” is, in relation to any sum denominated in euros that is owed by TEM by virtue of this Agreement, for which interest is accrued during a set period:

a) The interest that is displayed on the Reuters EURIBOR01 screen, for deposits in Euros at three (3) months of equal or similar amount to the sum pending amortization on the Line of Credit, or unpaid sum concerned, just as published at about 13 hours (London time) on the second working day prior to the date on which, as applicable, there is the disposal under the Line of Credit, or commencement of the Interest Period (as defined here below), plus any reasonable, justified broking commission, if appropriate, that must be paid in order to obtain those deposits, including any expenses or charges, even taxes, present or future, of any nature that are levied on such commission or obtaining the said deposits (rounded up, if not already a multiple, to the nearest whole multiple of 0.06245%) or

b) If the euro rate is not displayed for the period concerned and the Parties have not chosen an alternative service to view the rate, the arithmetical average (rounded up to ten thousandths of a point) of the rates at which the three Reference Banks (International Banks of recognised prestige to be determined by the Lender) are offering deposits in euros to the main banks on the European interbank market for that period at 11.00 a.m. (London time) on the date two working days prior to the date of commencement of the Interest Period.

4.2.1. The term of time from the date of opening the Line of Credit and the Date of Final Maturity shall be understood to be divided into identical successive interest periods of three months duration (each one of them an “Interest Period”).

Notwithstanding the foregoing, the term that must elapse from any disposal of the Line of Credit and the end of the Interest Period immediately after that disposal date, established according to the terms set forth in the preceding paragraph shall also be considered an Interest Period.

4.3. To calculate the interest to settle on the relevant date, the base used shall be a 360 day year, calculating such interest on the exact number of calendar days between each liquidation.

4.4. Pursuant to the terms foreseen in article 317 of the Commercial Code, the interest accrued on each one of the Interest Periods shall be callable and must be liquidated and paid at their end, except if three days prior to conclusion of the respective Interest Period, TEM provides MÓVILES ESPAÑA, S.A. written notice that it wishes to capitalise it as new principal of the Line of Credit, accruing, in the latter case, interest according to the terms provided in Clause Four hereof.

4.5. If the last day of the Interest Period is not a working day, that Interest Period shall end on the day immediately after the working one, unless that working day falls in the following calendar month, in which case the Interest Period shall end on the working day immediately preceding it.

FIVE. Delay interest

5.1. Accrual

Notwithstanding the right of early cancellation to which MÓVILES ESPAÑA, S.A. is entitled according to Clause 11, if TEM does not fulfil any of its payment obligations under this Agreement in due time, whatever the cause and without the need for any requirement to pay whatsoever, it shall be obliged to pay MÓVILES ESPAÑA, S.A. delay interest. That interest shall be accrued daily on the basis of a year of three hundred and sixty (360) days on the amounts that have not been paid in due time, from the day following their maturity, until the day that payment is fully settled, both inclusive.

That interest shall be liquidated by MÓVILES ESPAÑA, S.A. and paid by TEM monthly, by months elapsed.

5.2. Delay Interest rate

The delay interest rate (hereinafter “Delay Interest Rate”) shall be the result of adding two per cent (2%) to the Applicable Interest Rate according to Clause 4 above.

SIX. Capitalisation of Delay Interest

Liquid delay interest, due and not paid by TEM, shall be subject to monthly capitalisation so that, as an increase in the amount unpaid, it shall accrue further delay interest at the rate set in the preceding clause, according to the terms set forth in article 317 of the Spanish Commercial Code.

SEVEN. Payments

7.1. All the sums that TEM owes to MÓVILES ESPAÑA, S.A. due to this Agreement shall be paid in euros in one or various bank drafts, as provided in Clause 8 below, into the account held by MÓVILES ESPAÑA, S.A. at TELFISA, or any other account that MÓVILES ESPAÑA, S.A. later agrees on signing this Agreement, duly notifying TEM.

7.2. Any amount owed or received or recovered from the Line of Credit shall be assigned first to payment of delay interest, if these have arisen; second, to payment of expenses and taxes due; third, to payment of ordinary interest owed and, lastly, TEM consents, from that moment, for them to be applied to reimbursement of the principal owed.

EIGHT. Taxes and Expenses

8.1. All the taxes and expenses, including lawyers’ and notaries’ fees, accrued due to the preparation, formalisation, notarisation if appropriate, performance or extinction of this Agreement shall be borne exclusively by the Borrower.

8.2. TEM shall also bear all the judicial and extrajudicial expenses (in particular the fees and expenses of Lawyers and Solicitors), or any others that may be caused to MÓVILES ESPAÑA, S.A. due to any contractual breach by TEM.

8.3. If any legislative or statutory provision or requirement by any Body with sufficient powers to charge, give rise to any additional cost to MÓVILES ESPAÑA, S.A. not established on this date, either due to its participation in the Line of Credit, or due to any kind of obligatory deposit or similar provision being imposed in relation to this Line of Credit, TEM expressly undertakes to reimburse MÓVILES ESPAÑA, S.A. such costs at first requirement received to that end.

Likewise, if enactment of any legislative or statutory provision, or amendment to any existing one, gives rise to any reduction for MÓVILES ESPAÑA, S.A. of any payment TEM must make, or that it may have received from it by virtue of this Agreement, TEM shall pay that difference to MÓVILES ESPAÑA, S.A. at first requirement to that end made by MÓVILES ESPAÑA, S.A..

To that end, MÓVILES ESPAÑA, S.A. must immediately send by facsimile, with a subsequent letter of confirmation, a detailed liquidation of the additional cost concerned to TEM.

NINE. Warranties by TEM

MÓVILES ESPAÑA, S.A. hereby grants this Line of Credit as a result of the following warranties provided by TEM, which hereby solemnly declares, at present and during the whole term of the Line of Credit, that:

(a)	it is a legally incorporated and organised company under the laws of Spain, with full legal capacity to act and legitimacy to bind itself by the terms of this Agreement;

(b)	subscription of this Agreement does not breach any statutory or corporate regulation applicable to TEM, it also holding all the authorisations it may require, if appropriate, to formalise this Agreement;

(c)	pursuant to the legal provisions in force on the date of this Agreement, claims by MÓVILES ESPAÑA, S.A. against TEM by virtue of this Agreement shall have at least equal rank in relation to those brought by its other unsecured creditors, with the exception of claims that have preference exclusively by virtue of the legal regulations for general application in matters of bankruptcy;

(d)	in any procedure undertaken in relation to this Agreement, TEM shall not claim for itself or for its assets, immunity of any kind in relation to foreclosure, embargo thereon, or other similar legal by-laws for general application;

(e)	all the acts, conditions and formalities required by the law or by the Articles of Association, or in other corporate documents, that must be drawn up or fulfilled in order to (i) allow licit formalisation of this Agreement, as well as exercise of the rights and fulfilment of the obligations expressly undertaken by TEM by virtue of same, (ii) ensure that the obligations expressly undertaken by TEM in this Agreement are legal, valid and binding, have been performed or fulfilled;

(f)	the obligations expressly undertaken by TEM in this Agreement constitute legal, valid, binding obligations on their own terms;

(g)	TEM is up to date with payment of its mercantile, civil, labour and tax obligations, without there being, to the best of its knowledge and understanding, material contingencies;

(h)	granting this Agreement does not prejudice the obligations undertaken by TEM in contracts with third parties;

(i)	to date there have not commenced, and to the best of its knowledge and understanding, there is no risk of commencement, of any litigation or other proceedings, nor has the competent authority taken any administrative or judicial measure, the result of which might adversely affect: (i) 5% of the net assets of TEM or (ii) the capacity of TEM to fulfil the obligations it has undertaken to third parties, including obligations to MÓVILES ESPAÑA, S.A. arising from this Agreement;

(j)	there has not been, nor to the best of its knowledge and understanding, is there the risk of any case that may give rise to early cancellation of this Agreement under Clause 11 here below;

(k)	there is no encumbrance on the whole or part of the revenue or assets, present or future of TEM; and

(l)	granting this Agreement, with the obligations and rights arising herefrom, shall not give rise to obligatory constitution by TEM of encumbrances and/or granting of guarantees in favour of third parties on all or part of its present or future assets or revenue.

TEN.	Other obligations upon TEM

In addition to its fundamental obligation to return the principal and pay interest, commissions and expenses, during the term of this Agreement, TEM also undertakes to:

a)	Not dispose, in any way whatsoever, of its assets, without receiving the equivalent consideration due, or immediately converting them to assets of equal or better quality than those disposed of, or funds of the market value of those assets.

b)	Not constitute, extend or renew at maturity, or allow imposition of, security interests, embargos, charges, mortgages or encumbrances of any kind upon part or all of its goods, assets, revenue or present or future rights, in favour of third party creditors, without previously granting or conceding such security interests, embargos, charges, mortgages or encumbrances in favour of MÓVILES ESPAÑA, S.A. on a higher rank to those granted or conceded to third parties.

c)	To maintain this Line of Credit and the rights arising from this Agreement for MÓVILES ESPAÑA, S.A. at least on the same rank, preference and security interest, personal or of another kind as those arising from any contract of the same nature, now or in the future, for any other creditor, to increase or extend them beyond the mode and term at the moment of entering into this Agreement.

d)	At the request of MÓVILES ESPAÑA, S.A., to have this Line of Credit notarised in a public deed, simultaneous to notarisation of other present or future debts of TEM, except if it is legally obligatory to do so, such as in the case of issues of bonds, in which case it must previously inform MÓVILES ESPAÑA,

S.A. if these are credit disposals that are already formalised in a public deed on the date of this Agreement.

e)	Inform MÓVILES ESPAÑA, S.A. in writing, as soon as it has notice thereof, of any event or future development that may lead to breach of any of the obligations of TEM under this Agreement, and in particular those that may lead to early termination of this Agreement (Clause 11).

f)	Should TEM have bound itself, or bind itself in the future, in favour of other creditors, to maintain a contractually established relation between two elements or two sets of quantitative elements of the balance sheet and/or financial statement, either of its consolidated group, or of characteristic figures that allow its structure, economic capacity or solvency and their evolution to be assessed, TEM is obliged, in favour of MÓVILES ESPAÑA, S.A., to maintain those characteristic figures.

g)	The borrower shall inform the lender, when requested by the latter, of the terms and conditions of those ratios and minimum rating, as well as the powers of the creditor/s of the borrower in the event of such ratios not being complied with, or in the case of the minimum rating dropping. The borrower recognises the lender automatic extension of those powers, on the same terms and conditions as those granted to the creditor/s concerned, without it being necessary to amend the terms of this Agreement in any way. Notwithstanding this, if the lender were to consider it more convenient to proceed to make the appropriate contractual amendments, the lender commits itself to proceed to make these.

ELEVEN. Early termination

11.1. MÓVILES ESPAÑA, S.A., by written notice and without any other kind of judicial or extrajudicial requirement being needed, may declare early termination of the Line of Credit and demand immediate reimbursement of the capital pending, of the interest accrued and of all the sums owed by TEM, in the following cases:

a)	Breach by TEM of any of the obligations undertaken in this Agreement, and especially total or partial failure to pay by TEM, seven (7) calendar days after the agreed date, of any of the sums owed for principal, commissions, interest or any other item under this Agreement.

b)	When any judicial or extrajudicial proceedings are brought against TEM that may cause embargo or auction of the assets of TEM, the Final Lender or Relevant Subsidiary, as appropriate, in an amount equal to or greater than five per cent (5%) of its total assets, as well as due to declaration or simple application for receivership, bankruptcy, or any similar proceedings aimed at generally modifying or limiting the payment obligations of TEM.

c)	If the situation of the assets, economics or finance of TEM undergo an alteration that, due to their adverse nature, might affect its capacity to honour the obligations undertaken in this Agreement.

d)	Breach by TEM, by a sum exceeding five (5) million Euros: (i) of its payment obligations by virtue of any other financing Agreement (including any type of debt) subscribed by it; or (ii) any Agreement suffering early termination, thus making the obligations it has undertaken prior to the maturity date initially set in such Agreements callable.

e)	Breach by TEM of any of the obligations undertaken in this Agreement in clause 10 (“Other obligations of TEM”) and if that breach is not resolved within 10 calendar days following the date of breach thereof.

f)	Any declaration or representation made, or that is considered should have been made by TEM, in this Agreement, or in any notice or other document, certificate or declaration delivered to MÓVILES ESPAÑA, S.A. by TEM, in relation to this Agreement, that is or is proven to be incorrect, or containing errors in substantial matters on the date it was drawn up or delivered, or that is deemed should have been drawn up or done.

g)	If TEM abandons its main business activity, or enters into business unconnected to its main activity (just as defined herein) in such a way that the set of such business is relevant or substantial.

h)	In the event of any governmental or administrative action being taken, due to nationalisation, intervention, expropriation or change in the management bodies of TEM, that deprives TEM of control or ownership of its business, assets or rights, as well as in the case that the present laws on control of changes in the country of residence of TEM, the Final Borrower or any other Relevant Subsidiary, or if the interpretation of same restricts or limits the capacity of that borrower, the Final Borrower or the Relevant Subsidiaries to make the payments due by virtue of this Agreement.

i)	Any other causes established in the laws in force.

11.2. In the cases of termination foreseen in this clause, the cancellation and early reimbursement of the Line of Credit with the interest, commissions and expenses that may be due, shall be performed by TEM immediately. In the event of it not providing full reimbursement, the sums not paid shall accrue the delay interest foreseen in Clause Six.

11.3. All the above is understood to be notwithstanding all other rights and actions to which MÓVILES ESPAÑA, S.A. may be entitled.

TWELVE. Notifications

12.1. The Parties shall make all notifications and communications concerning this Agreement in writing, either by letter or facsimile. However, when urgent, they may be made by any other means, be it by telephone, telegraph or by e-mail, later being confirmed by letter or facsimile.

12.2. For the purposes of notifications, requirements and written documents of any kind required under this Agreement, MÓVILES ESPAÑA, S.A. shall understand the domicile of TEM to be that stated in this Agreement. If it were to change, TEM commits itself to notify MÓVILES ESPAÑA, S.A. so it may deliver notifications correctly.

12.3. The facsimile numbers that each one of the parties provides for the purposes of this Agreement are as follows:

MÓVILES ESPAÑA, S.A.	+ 34 680 01 73 60

TEM	+ 34 914234294

Any variation in the facsimile numbers stated shall only be effective as of the working day following that on which the other Party is informed in writing.

THIRTEEN. Cession of credit and contractual position

13.1. Each one of the Parties to this Agreement may not cede either its debt or contractual position without prior written approval from the other Party.

13.2. TEM may refuse cession of the contractual position of MÓVILES ESPAÑA, S.A. if that cession were to give rise to additional cost to TEM.

FOURTEEN. Law and jurisdiction

14.1. This Agreement is mercantile in nature and shall be governed by Spanish law.

14.2. The Parties, renouncing their own jurisdiction and any other to which they may be entitled, hereby submit to the jurisdiction of the Courts and Tribunals of Madrid, in all actions and claims that may arise from this Agreement.

In witness whereof, the parties hereby sign this Agreement in the place and on the date first written above, on two equal copies, one for each one of the parties.

TELEFÓNICA MÓVILES, S.A.	TELEFÓNICA ESPAÑA MÓVILES, S.A.

(Signature) Mr Ernesto López Mozo	(Signature) Mr Javier Aguilera Arauzo

(Signature) Mr Antonio Hornedo Muguiro	(Signature) Mr Alfredo Rambla Bel

ADDENDUM I

DISPOSAL APPLICATION

Re. Mercantile Line of Credit Agreement between Telefónica Móviles, S.A. and Telefónica Móviles España, S.A. Sole Shareholder Company, on 28th June 2004, with maturity on 30th June 2011, for a maximum amount of 2,000,000,000 euros.

(Typed on TEM stationary)

Mr Alfredo Rambla Bel General Manager of Finance and Management Control TELEFÓNICA MÓVILES DE ESPAÑA, S.A.

(date)

Dear Sir,

According to the Credit Telefónica Móviles, S.A. has been granted by Telefónica Móviles España, S.A., dated 28th June 2004, we request a disposal amounting to the sum of . . . . . . . . . . . . . . . . . . . . . . (Currency) that we would be grateful for you to make available to us with value date . . . . . . . . . . . . . . . . . . . . . . in the account we hold at . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

The motive and assignment of this sum is . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

I remain at your service to provide any clarification you may consider necessary.

Cordially yours,

Signed: